EXHIBIT 7

The Royal Bank of Scotland Group plc (the “Company”)

Scrip Dividend

2,954,141 new ordinary shares of 25 pence each will expect to be listed on 10 October 2003 as fully paid up under the Company’s Scrip Dividend Scheme. These new ordinary shares will rank pari passu in all respects with the existing shares of the Company. Application has been made for the shares to be admitted to the Official List and approval of the listing application is expected on 10 October 2003.

Further copies of this announcement are available at the Company’s Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and a copy of the above document has been submitted to the UK Listing Authority, and will be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 0207 676 1000